UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Quintiles Transnational Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

74876Y101

(CUSIP Number)

Ronald E. Bruehlman

Senior Vice President and Chief Financial Officer

IMS Health Holdings, Inc.

83 Wooster Heights Road

Danbury, CT 06810

(203) 448-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 74876Y101	Page 2

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) IMS Health Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 29,881,714*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 29,881,714*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 29,881,714*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 25.0%*
14	TYPE OF REPORTING PERSON: CO

*	Beneficial ownership of the Issuer Common Stock (as defined below) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreement (as defined below) described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Issuer Common Stock referred to herein except for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed. The Reporting Person does not have any pecuniary interest in any of such Issuer Common Stock.

Item 1. Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.01 per share (the “Issuer Common Stock”) of Quintiles Transnational Holdings Inc., a North Carolina corporation (the “Issuer”). This Schedule 13D relates to the 29,881,714 shares of Issuer Common Stock (“Shares”) owned by Dr. Dennis B. Gillings, CBE, and certain affiliates of Bain Capital Investors, LLC and TPG Global, LLC (each of the foregoing, a “Shareholder” and together, the “Shareholders”).

The address of the principal executive offices of the Issuer is 4820 Emperor Blvd., Durham, NC 27703.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed by IMS Health Holdings, Inc. (the “IMS Health”).

(b) The principal executive office of IMS Health is located at 83 Wooster Heights Road, Danbury, CT 06810. The Reporting Person is a Delaware corporation.

(c) IMS Health is a leading global information and technology services company providing clients in the healthcare industry with end-to-end solutions to measure and improve their performance.

(d) – (e) During the past five years, IMS Health has neither (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of IMS Health (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein. To IMS Health’s knowledge, none of the Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, each Shareholder has entered into a Voting Agreement (as defined below) with IMS Health. The Voting Agreements (which are the bases for the beneficial ownership by IMS Health of the Shares) were entered into as a condition and inducement to IMS Health’s willingness to enter into the Merger Agreement (as defined below), and do not require the payment of any funds by IMS Health. Thus, no funds have been used for this purpose.

Item 4. Purpose of Transaction.

On May 3, 2016, IMS Health entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and between IMS Health and the Issuer. Subject to the terms and conditions of the Merger Agreement, IMS Health will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger (the “Surviving Corporation”). The Surviving Corporation will operate under the name Quintiles IMS Holdings, Inc., and its stock, including shares to be issued in the Merger, will trade on the New York Stock Exchange (the “NYSE”) under the symbol “Q.” Immediately prior to the completion of the Merger, the Issuer will convert to a Delaware corporation.

At the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of IMS Health (the “IMS Common Stock”) (other than shares held by IMS Health, the Issuer, or any subsidiaries of IMS Health or the Issuer) issued and outstanding immediately prior to the Merger, will be converted into the right to receive 0.3480 validly issued, fully paid and non-assessable shares of Issuer Common Stock. Upon completion of the Merger, IMS Health stockholders will own approximately 51.4% of the Surviving Corporation on a fully-diluted basis, and stockholders of the Issuer will own approximately 48.6% of the Surviving Corporation on a fully-diluted basis.

Upon completion of the Merger, Ari Bousbib, IMS Health’s current Chairman and Chief Executive Officer will serve as Chairman of the board of directors and Chief Executive Officer of the Surviving Corporation. Thomas H. Pike, the Issuer’s current Chief Executive Officer, will serve as Vice Chairman. The Surviving Corporation board of directors will consist of 12 individuals, (i) six of whom will be designated by IMS Health’s board of directors, of whom one will be Mr. Bousbib and (ii) six of whom will be designated by the Issuer’s board of directors, of whom one will be Mr. Pike and one will be Dr. Dennis B. Gillings, CBE (“Dr. Gillings”), who will serve as Lead Director.

Concurrently with the execution of the Merger Agreement, IMS Health and the Shareholders each entered into a Voting Agreement (each, the “Voting Agreement” and together, the “Voting Agreements”) pursuant to which, among other things, each Shareholder agreed to support the transactions contemplated by the Merger Agreement (the “Transactions”), including the Merger, by voting all Shares over which such Shareholder has voting power in favor of the Transactions. Each Shareholder also agreed not to enter into any voting agreement or voting trust or grant a proxy which is inconsistent with its obligations to vote in favor of the Transactions. Each Shareholder also agreed to certain transfer restrictions with respect to the Shares held by such Shareholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement and the Voting Agreements, which are attached as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, to IMS Health’s Current Report on Form 8-K/A (File No. 001-36381) filed with the Securities and Exchange Commission on May 5, 2016, which exhibits are incorporated by reference in their entirety in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) — (b) Immediately prior to the execution of the Voting Agreements, IMS Health did not beneficially own any Issuer Common Stock. However, as of the execution of the Voting Agreements on May 3, 2016, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), IMS Health may be deemed to have shared voting power with respect to (and therefore beneficially own) the Shares, representing approximately 25.0% of the outstanding shares of Issuer Common Stock. Accordingly, the percentage of the outstanding shares of Issuer Common Stock that IMS Health may be deemed to beneficially own is approximately 25.0%.

Except as set forth above or on Schedule I, neither IMS Health nor, to the best of IMS Health’s knowledge, any of the individuals named in Schedule I hereto, owns any shares of Issuer Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by IMS Health that it is the beneficial owner of any of the Shares, except as required for purposes of Section 13(d) of the Exchange Act, or for any other purpose and such beneficial ownership is expressly disclaimed. IMS Health does not have any pecuniary interest in any of the Shares.

Except pursuant to the terms of each Voting Agreement as described in this Schedule 13D, IMS Health does not have power to vote or direct the voting of the Shares. IMS Health does not have any sole or shared power to dispose or direct the disposition of the Shares.

All percentages set forth in this Schedule 13D are based upon the Issuer’s reported 119,668,726 outstanding shares of Issuer Common Stock as reported in the Merger Agreement as of April 27, 2016.

(c) Except as set forth in this Item 5, to the best knowledge of IMS Health, neither IMS Health nor any other person listed in Schedule I hereof has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Issuer Common Stock.

(d) — (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Agreement and Plan of Merger, dated as of May 3, 2016, by and between IMS Health Holdings, Inc. and Quintiles Transnational Holdings Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K/A filed by IMS Health Holdings, Inc. with the SEC on May 5, 2016)

2	Voting Agreement, dated as of May 3, 2016, by and among IMS Health Holdings, Inc. and TPG Quintiles Holdco II, L.P. and TPG Quintiles Holdco III, L.P. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by IMS Health Holdings, Inc. with the SEC on May 5, 2016)

3	Voting Agreement, dated as of May 3, 2016, by and among IMS Health Holdings, Inc. and Bain Capital Integral Investors 2008, L.P., BCIP TCV, LLC and BCIP Associates – G (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K/A filed by IMS Health Holdings, Inc. with the SEC on May 5, 2016)

4	Voting Agreement, dated as of May 3, 2016, by and among IMS Health Holdings, Inc. and Dr. Dennis B. Gillings, CBE (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K/A filed by IMS Health Holdings, Inc. with the SEC on May 5, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2016

IMS HEALTH HOLDINGS, INC.

By:	/s/ Ronald E. Bruehlman
	Name:	Ronald E. Bruehlman
	Title:	Senior Vice President and Chief Financial Officer

Schedule I

Directors and Officers of the Reporting Person

I. Directors

Name	Country of Citizenship	Present Principal Occupation	Present Business Address
Ari Bousbib	United States	Chairman, President and Chief Executive Officer of the Reporting Person	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

John. G. Danhakl	United States	Managing Partner at Leonard Green & Partners	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

James A. Fasano[1]	Canada	Managing Director of CPP Investment Fund	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Karen L. Katen	United States	Senior Advisor of Essex Woodlands Health Ventures	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Sharad S. Mansukani	United States	Senior Advisor of TPG Global, LLC	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Ronald A. Rittenmeyer	United States	Director of American International Group, Inc. and Tenet Health Care Corporation	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Todd B. Sisitsky[2]	United States	Managing Director of TPG Capital North America	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Bryan M. Taylor[3]	United States	Partner in TPG’s Technology Group	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

II. Officers

Name	Country of Citizenship	Present Principal Occupation	Present Business Address
Ari Bousbib	United States	Chairman, President and Chief Executive Officer	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Harvey A. Ashman	United States	Senior Vice President, General Counsel & External Affairs	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Harshan Bhangdia	United States	Vice President, Controller	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Ronald E. Bruehlman	United States	Senior Vice President & Chief Financial Officer	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Robert Chu	France	Senior Vice President, Technology Solutions	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

José Luis Fernández	Spain	Senior Vice President, Global Services	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Kevin C. Knightly	United States	Senior Vice President, Information Offerings	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

Clinton J. Wolfe	United States	Vice President, Human Resources	c/o IMS Health Holdings, Inc. 83 Wooster Heights Road Danbury, CT 06810

[1]	Mr. Fasano is an employee of an affiliate of Canadian Pension Plan Investment Board (“CPPIB”). One or more affiliates of CPPIB beneficially own 1,583,631 shares of Issuer Common Stock in the aggregate. Mr. Fasano disclaims beneficial ownership of the shares of Issuer Common Stock held by the affiliates of CPPIB.
[2]	Mr. Sisitsky is an employee of an affiliate of TPG Global, LLC (“TPG Global”). One or more affiliates of TPG Global beneficially own 7,130,534 shares of Issuer Common Stock in the aggregate. Mr. Sisitsky disclaims beneficial ownership of the shares of Issuer Common Stock held by the affiliates of TPG Global.
[3]	Mr. Taylor is an employee of an affiliate of TPG Global. One or more affiliates of TPG Global beneficially own 7,130,534 shares of Issuer Common Stock in the aggregate. Mr. Taylor disclaims beneficial ownership of the shares of Issuer Common Stock held by the affiliates of TPG Global.